Exhibit 99.1

Press Release

Cadeler signs contract with Ørsted and PGE Polska Grupa Energetyczna for Baltica 2 – and strengthens position in the Polish market

Today, Cadeler has signed a contract with Ørsted and PGE Polska Grupa Energetyczna for the transport and installation of 14MW Wind Turbines supplied by Siemens Gamesa Renewable Energy. Baltica 2 is one of two stages of the Baltica Offshore Wind Farm. PGE and Ørsted plan to deliver Baltica 2 of 1.5 GW capacity by the end of 2027. The contract underlines Cadeler’s strong entry into the Polish market.

Mikkel Gleerup, CEO of Cadeler said: “We’re very pleased to continue to strengthen our close partnership with Ørsted and initiate a new partnership with PGE Polska Grupa Energetyczna. The project marks a very important milestone for Poland as well as for Cadeler, as this underlines Cadeler’s strong entry into the Polish market”.

The wind farm will be situated in the Polish part of the Baltic Sea between Łeba and Ustka. The distance from the closest wind turbines to the shore will be at least 25 km. The land infrastructure necessary for the functioning of the Baltica Offshore Wind Farm will be located in Choczewo commune. Baltica 2 will have an approximate capacity of 1.5 GW.

About Cadeler:

Cadeler is a key supplier of offshore wind installation, operations, and maintenance services. Cadeler is a pure play company, solely operating in the offshore wind industry with an uncompromising focus on safety and the environment. Cadeler’s experience as provider of high-quality offshore wind support services, combined with innovative vessel designs, positions the company to deliver exceptional services to the industry. Cadeler is committed to enabling the global energy transition towards a future built on renewable energy. Cadeler is listed on the Oslo Stock Exchange (ticker: CADLR) and the New York Stock Exchange (ticker: CDLR). For more information, please visit www.cadeler.com

For further information, please contact:

Mikkel Gleerup

CEO, Cadeler

+45 3246 3102

mikkel.gleerup@cadeler.com

Karen Roiy

Vice President - Head of Marketing & Communication

+45 6020 8706

karen.roiy@cadeler.com